EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
K-Tron International, Inc.
     We have issued our reports dated February 20, 2007, accompanying the consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of K-Tron International, Inc. and Subsidiaries on Form 10-K for the year ended December 30, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of K-Tron International, Inc. and Subsidiaries on Forms S-8 (File No. 333-136299, effective August 4, 2006; File No. 333-52523, effective May 13, 1998; File No. 333-26531 effective May 6, 1997; File No. 33-07921, effective February 15, 1991 and File No. 33-39039 effective February 15, 1991).
GRANT THORNTON LLP
Philadelphia, Pennsylvania
February 20, 2007